Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
(In millions)	Three Months Ended March 31, 2007	Period from February 1 to December 31, 2006	Period from January 1 to January 31, 2006	2005	2004	2003	2002
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(229)	$62	$22,620	$(21,038)	$(1,682)	$(2,772)	$(3,094)
Add (deduct):
Fixed charges, from below	272	1,053	64	786	620	654	762
Distributed earnings of affiliates	-	4	-	3	2	2	2
Amortization of capitalized interest	-	-	1	14	16	17	17
Minority interest	-	(4)	-	-	-	-	-
Interest capitalized	(5)	(15)	-	3	(1)	(3)	(25)

Earnings (loss) as adjusted	$38	$1,100	$22,685	$(20,232)	$(1,045)	$(2,102)	$(2,338)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$206	$729	$42	$495	$462	$538	$577
Portion of rental expense representative of the interest factor	66	324	22	291	158	116	185

Fixed charges, as above	$272	$1,053	$64	$786	$620	$654	$762

Ratio of earnings to fixed charges	(b )	1.05	354.45	(b )	(b )	(b )	(b )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Earnings were inadequate to cover fixed charges by $234 million for the three months ended March 31, 2007, $21.0 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003 and $3.1 billion in 2002.